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[LOGO OF JEFFERSON PILOT FINANCIAL]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
SERVICE OFFICE: One Granite Place, PO Box 515, Concord, New Hampshire 03302-0515


                     DEATH BENEFIT MAINTENANCE RIDER (DBMR)
                   FOR COVERAGE IN EFFECT AT YOUNGER INSURED'S
                                ATTAINED AGE 100


EFFECTIVE DATE -

The Rider is part of the policy to which it is attached. It takes effect on the Policy Date of the policy unless a later Effective Date is shown above. "We', "Us", or "Our" means Jefferson Pilot Financial Insurance Company; "You" means the Owner of the policy; "Insureds" means the persons named on Page 3 of the policy; "Younger Insured's Attained Age 90" means the policy anniversary nearest the Younger Insured's Attained Age 90, whether living or dead.

CONSIDERATION - In return for payment of the monthly deductions and receipt of any application for the Rider, We will provide the benefit described in the Rider.

BENEFIT - If the Rider is in force at the Younger Insured's Attained Age 100, The coverage under the policy will remain in effect until the death of the survivor of the Insureds subject to the changes specified in the following paragraphs:

A. CHANGES IN COVERAGE AT THE YOUNGER INSURED'S ATTAINED AGE 100- If the Rider is in force at the Younger Insured's Attained Age 100, the following changes under the policy will occur. These changes will supersede any changes to the contrary stipulated upon the Younger Insured's Attained Age 100 in the Changes in Insurance Coverage provision of the policy and in any Guaranteed Death Benefit Rider which may be attached:

(1) The Specified Amount will remain unchanged after being reduced by the amount of any increase which may have occurred due to a Death Benefit Option change between the Younger Insured's Attained Age 90 and the Younger Insured's Attained Age 100, and the Death Benefit Option will be set to Option II. The Death Benefit Option may not be changed after that date.

(2) items (2) and (3) of the Monthly Deduction provision and the Monthly Accumulation Value Adjustment provision will no longer apply;

(3)  no further premiums will be accepted;

(4)  all other Rider coverage(s) will cease.

B. CHANGES IN THE CALCULATION OF THE COST OF INSURANCE AT THE YOUNGER INSURED'S ATTAINED AGE 90- The cost of insurance provision in the policy will be calculated as follows commencing at the Younger Insured's Attained Age 90 and ending at the Younger Insured's Attained Age 100:

The cost of insurance is calculated as (1), multiplied by the result of (2) minus (3) minus (4), where:

(1) is the cost of insurance rate as described in the Cost of Insurance Rates provision;

(2) is the Death Benefit at the beginning of the policy month, divided by 1.0032737;

(3) is the Accumulation Value at the beginning of the policy month, prior to the monthly deduction for the cost of insurance;

(4) is the total of the monthly deductions for the Rider accumulated at the rate of 4%.

MONTHLY DEDUCTION - The monthly deductions for the Rider will commence at the Younger Insured's Attained Age 90 and end at the Younger Insured's Attained Age
100. The monthly deduction will be equal to (a) multiplied by (b), divided by $1,000 where:

(a)  is the monthly DBMR charge of 6.79458;

(b) is the Specified Amount for the policy excluding any increase in the Specified Amount which may occur after the Younger Insured's Attained Age 90, unless such increase in Specified Amount is due to an Automatic Increase Rider. In such event, the Monthly Deduction will be calculated as shown below.

If an Automatic Increase Rider is attached to the policy and is in effect when monthly deductions commence, the monthly deduction will be equal to (a) multiplied by (b), divided by $1,000 where:

(a)  is the monthly DBMR charge of 6.79458;

(b) is the Specified Amount that will be in effect at the Younger Insured's Attained Age 100 based on completion of all scheduled increases as specified in the Automatic Increase Rider.


DBMR 2886
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NON-FORFEITURE-

1. If the Rider terminates after the Younger Insured's Attained Age 90 but prior to the Younger Insured's Attained Age 100:

The Surrender Value will be equal to the total of the monthly deductions for the Rider, paid to the date of calculation, accumulated at 4% interest per year. If the Rider is terminated in accordance with (1) or (2) of the Rider Termination provision, You may choose Option A or B as follows:

A. SURRENDER FOR CASH - To receive the Surrender Value We must receive Your written request. If the Rider terminates because the Monthly Deduction for the Rider remains unpaid at the end of the Grace Period, We must receive Your written request prior to the end of the Grace Period. If We do not receive Your written request by the end of the Grace Period, the automatic non-forfeiture option will be B below.

B. CONTINUE AS PAID-UP INSURANCE - You may elect to continue this Rider for an amount of Paid-Up Insurance on the same plan of insurance as the policy to which this Rider is attached. Written request in a form acceptable to Us must be received at Our Service Office. The effective date of the Paid-Up Insurance will be the Monthly Anniversary Day following receipt of Your request. The amount of the Paid-Up Insurance will be that which the Surrender Value will provide when applied as a net single premium at the Attained Age, sex and premium class of the Insureds using the Basis of Computation as shown on Page 3A. The Paid-Up Insurance may be surrendered at any time for its Surrender Value.

If the Rider is terminated in accordance with (3) of the Rider Termination provision, the Rider Surrender Value will be allocated among the General Account and the divisions of the Separate Account proportionately to the allocation of Net Premium to the policy.

2. If the Rider terminates in accordance with (2) of the Rider Termination provision on or after the Younger Insured's Attained Age 100:

The non-forfeiture benefit paid will be equal to the Specified Amount of the policy in force at the Younger Insured's Attained Age 100 as defined in the Changes in Coverage at the Younger Insured's Attained Age 100 provision of this Rider, plus the Surrender Value of the policy.

TERMINATION - The Rider will cease as soon as one of the following occurs:

(1) The monthly deduction for the Rider remains unpaid at the end of the Grace Period as defined in the policy, following the Younger Insured's Attained Age 90;

(2)  The policy is surrendered or otherwise terminated;

(3)  We receive Your written request to terminate the Rider.


/s/ [ILLEGIBLE]                                                /s/ [ILLEGIBLE]
Chief Executive Officer                                        Secretary


DBMR 2886